FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated May 1, 2013

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Dear Shareholders,

We begin the year able to record highly positive results across the entire balance sheet and in line with our expectations of an improving scenario. The successful positioning of the brands, portfolio and innovation established during the preceding year by the Company, were instrumental in driving the growth and returns reported in the quarter compared with 2012. And this was in spite of the transfer of assets and suspension of brands accounting for a third of sales volume to the domestic market.

The Company reported net consolidated sales growth of 13.8% to R$ 7.2 billion. Adjusted EBITDA reached R$ 852.5 million with a net margin of 11.8% against 8.4% reported in 1Q12 and EBITDA reached R$ 803.8 million. Net income climbed 134% to R$ 358.5 million, equivalent to a net margin of 5.0% against 2.4% in 1Q12.

This improved performance was a result of a positive contribution of all segments of the business, more especially the domestic market which in the quarter accounted for 78.5% of the operating result on a margin of 13.4%.

Exports which had posted a negative operating margin of 2.3% in 2012, in 1Q13 recorded a positive 1.1%, contributing R$ 34.5 million to operating result and reflecting the gradual expected recovery in the export market.

In the food services business, there was a 3.0 percentage point gain in operating margin to 14% against 11% in 1Q12.

The proposed strategy for improving performance in the dairy product segment proved effective in the period, reverting the negative results to an operating profit of R$ 28.8 million, corresponding to a 4.4% operating margin.

On April 9, 2013, the Company held its Extraordinary and Annual General Meeting, approving among other matters the election of the Board of Directors and confirming Mr. Abilio Diniz as chairman of the Board. The shareholders also placed on record a vote of thanks to the Company’s former chairman, Nildemar Secches, for the 13 years during which he led the management of Perdigão in addition to the 4 years at BRF, highlighting his excellent work in achieving growth and robust returns as well as establishing the basis for growth of the Company as it initiates the new cycle.

In 2013, BRF is now effectively operating as a single Company following the completion of a successful merger process, leaving it ready to unlock still more value and proceed steadfastly with its strategy of growth and internationalization.

With new leadership in the Board of Directors, the Company is preparing for a new cycle of accelerating growth and a further advance in results. It is our belief that with its accumulated experience, vitality and entrepreneurship, the Board will make a decisive contribution to the success of this cycle which is now beginning.

São Paulo, April 2013

Abilio dos Santos Diniz Chairman of the Board of Directors	José Antonio do Prado Fay Chief Executive Officer

1st Quarter 2013 (1Q13)

•       Net sales totaled R$ 7.2 billion, a year-on-year growth of 13.8%, a notable contribution to this growth performance coming from revenues obtained in the following operating segments: domestic market 4.2%; exports 31.1%; dairy products 0.3% and food service 3.5%. This was achieved thanks to efforts to offset the effects of the TCD (Performance Agreement Instrument).

•       The meats, dairy products and other processed products in addition to other items recorded sales of 1.4 million tons, 5.0% less, impacted by asset sales and discontinuation of certain brands following the signature of the agreement with the Brazilian Anti-trust Authority - CADE in 3Q12.

•        Gross profit totaled R$ 1.7 billion, a 26.3% increase due to the efficient management of the cost-price ratio jointly with the control of expenses in spite of cost pressures. The Company reported an improvement in gross margin from 21.2% to 23.5%.

•         Adjusted EBITDA reached R$ 852.5 million, a 60.2% improvement, registering an adjusted EBITDA margin of 11.8% against 8.4% reported in 1Q12 and a gain of 3.4 percentage points. EBITDA reached R$ 803.8 million in 1Q13 (58.9% over 1Q12) with an EBITDA margin of 11.1% against 8.0%.

•         Net income jumped 134.0% to R$ 358.5 million. Net margin saw a gain of 2.6 percentage points increasing from 2.4% to 5.0%.

•         Financial trading volume of shares reached an average of US$ 90.9 million/day in the quarter, 5.2% higher than the same period in 2012.

Highlights (R$ Million)	1Q13	1Q12	var. %
Net Sales	7,209	6,337	14
Domestic Market	4,069	3,916	4
Exports	3,139	2,421	30
Gross Profit	1,697	1,343	26
Gross Margin	23.5%	21.2%	2.3 p.p
EBIT	531	268	98
Net Income	359	153	134
Net Margin	5.0%	2.4%	2.6 p.p
EBITDA	804	506	59
EBITDA Margin	11.1%	8.0%	3.1 p.p
EBITDA	853	532	60
EBITDA Margin	11.8%	8.4%	3.4 p.p
Earnings per share(1)	0.41	0.18	128
(1) Consolidated earnings per share (in R$), excluding treasury shares.

The variations commented in this report are comparisons for 1Q13 in relation to 1Q12 or as specified.

Sector Scenario

Brazilian Exports

The first quarter 2013 reported a decline in the volume of pork and chicken meat exports compared with 1Q12. However, results for beef exports in the quarter continued to increase both in volume as well as in revenue (measured in US$).

Exported volume of chicken meat amounted to 901 thousand tons in 1Q13, 7.5% down on 1Q12. In revenue terms (in US$), 1Q13 was 2.2% more than 1Q12. Major declines in volume in 1Q13 versus 1Q12 were reported for the United Arab Emirates (-11.3%), Hong Kong (-31.2%) and South Africa (-8.3%). In spite of an end to anti-dumping measures in the latter market, Brazilian export volume has still to recover to its former levels. On the other hand, volumes to the Middle East as a whole increased 10.2% on the same comparative basis, Saudi Arabia turning in a strong performance (+28.2%). The Asiatic market posted a significant decline in volume in 1Q13 versus 1Q12 (-14.4%), although there was an increase of 16.7% by volume in Brazilian exports to Japan on the same parameters for comparison.

Shipments of pork meat reached 120 thousand tons in 1Q13, 2.9% down on 1Q12. Export revenue for the quarter (in US$) increased 0.9% compared with 1Q12. Out of the ten leading importers of Brazilian pork, only Russia recorded a year-on-year increase in volume (+95%) principally following a recovery after the lifting of the ban of more than a year on production from the states of Rio Grande do Sul and Paraná. Conversely, Hong Kong and the Ukraine reported a decline in pork meat imports from Brazil of 27% and 6%, respectively, for the same comparable periods. In March 2013, the Ukraine temporarily suspended shipments from Brazil alleging sanitary problems.

Beef export volumes were up on 1Q13. With shipments of 324 thousand tons in the period, 1Q13 exports were 25.5% higher than for 1Q12. Revenues also reported a significant jump of 18.9% against 1Q12. Markets reporting the best performance were Russia, Venezuela and Chile.

Domestic consumption

The Consumer Confidence Index – ICC recorded its most depressed level over the last six months for three years. The Brazilian consumer has become concerned principally with the overall inflation rate which has continued at a high level (1.22% 1Q12 vs. 1.93% 1Q13). In the 12 month period to the end of March 2013, the inflation rate broke through the upper limit of the band established by the government for price inflation. Consequently, the Amplified Consumer Price Index - IPCA for away from home nutrition reported the same trend (2.11% in 1Q12 vs. 2.84% in 1Q13), driven largely by an increase in prices in the cold beverages category following an increase in the IPI excise tax.

Investments

Investment in Capex in the quarter amounted to R$ 516 million, directed mainly at projects destined for growth, efficiency and support.  Investments of R$ 121 million in biological assets (breeder stock) for supplying growth projects are also considered in this amount.  Remaining investments relate to capital injections in Rising Star, Avex, Federal Foods and Nutrifont.

Capex - R$ million

Production

A total of 1.3 million tons of food was produced in the quarter, a volume 9.1% down on 2012. Adjustments were made to the meat production segment in the light of the implementation of the Performance Agreement Instrument (TCD) and a reduction in the output of dry line dairy products (UHT milk) – a strategic decision in view of the focus on ramping up profitability.

Production at Quickfood, Argentina was consolidated in July 2012 and recorded in the Company’s overall numbers for the meats and other processed products.

Production	1Q13	1Q12	var. %

Poultry Slaughter (million heads)	442	464	(5)
Hog/ Cattle Slaughter (thousand heads)	2,475	2,914	(15)
Production (thousand tons)
Meats	1,026	1,085	(5)
Dairy Products	198	257	(23)
Other Processed Products	114	131	(13)
Feed and Premix (thousand tons)	2,740	2,949	(7)

A total of 58 new products were launched during the year as part of portfolio expansion, the repositioning of the brands and categories and the creating of added value: food service - 8; domestic market – 8; exports – 30; and 12 in the dairy product segment.

DOMESTIC MARKET

Domestic market revenues were R$ 3.1 billion, a year-on-year increase of 4.2%, against 7.5% less volume due to transfers and discontinuation of production with the signing of the TCD. Average prices rose 12.6% and offsetting a rise of 7.4% in average costs due to the improved mix of the portfolio with higher added value products and the passing on of cost inflation in prices. Operating results were R$ 416.8 million, a 46.7% increase, representing an operating margin of 13.4% against 9.5%, a gain of 3.9 p.p..

The operating gain accounting for 78.5% of the consolidated result for the quarter is particularly due to the repositioning of categories and domestic market lines which included: specialty meats and frozen meats, ready-to-eat dishes as well as the launch of special poultry cuts which added 8% in returns obtained from domestic market business.

The Sadia Sabor and Equilíbrio branded lines were launched in the quarter – a quick, complete, nutritionally balanced, nutritive, uncomplicated and delicious meal for day to day eating. Other product launches were: Chicken Nuggets; a new line in breaded products, exclusively with chicken breast – Herbal, Spicy and Traditional flavors.  Perdigão branded Sanduba X-Smoked Sausage and X-Chicken products were also launched.

Perdigão Brazil Cup – In March, the Company signed an agreement for sponsoring the Brazil Cup, a competition organized by the Brazilian Football Confederation (CBF). As the official sponsor of the Brazil Cup – the second most important tournament in the country, - Perdigão has been elevated to the name of the competition to be known as the Perdigão Brazil Cup for the next three years. This associates the Perdigão brand with the visibility of the soccer theme in Brazil, reinforcing the fact that it is present in the market with its penetration, quality and tradition.

MARKET SHARE – Value %

Source: AC Nielsen – Accumulated 2013

EXPORTS

BRF increased its share of exports relative to Brazilian exporters as a whole both in relation to poultry as well as pork meat in spite of a continuing adverse domestic scenario. In the case of poultry, there was a 3.0 percentage points gain in relation to 1Q12, achieving a 47.6% share of the export market. Performance was generally favorable with the exception of Venezuela. In the case of pork,  BRF’s exports recorded a gain of 4.2 percentage points compared with 1Q12, reaching a 46.4% share of export business. In this case, improved performance in smaller markets such as Angola and Singapore, compensated for reduced transactions with Russia and the Ukraine, these being the leading markets for Brazilian pork.

The first quarter was further characterized by situations negatively impacting results in the export markets, such as: logistics and port-related problems due to excess rainfall in the ports located in the south of Brazil and problems due to peak grain shipments through the port of Santos; the ban on Brazilian pork exports to the Ukraine; the continuing slow recovery of the Japanese market and excess volumes in the Venezuelan market.

During the quarter, exports reached 602.1 thousand tons, a volume 4.1% higher than 1Q12. Equally, average prices also recovered, increasing by 25.9% in reais. Revenues were R$ 3.1 billion, a 31.1% rise. Average costs were up 22.0% reflecting the continuing impact of higher prices for soybeans and corn.

Consequently, the export segment posted an operating result of R$ 34.5 million on an operating margin of 1.1% against a negative 2.3% in 1Q12.

BRF’s status in the principal export markets for the quarter was as follows:

Middle East – Revenues were up by 45.7% although volumes were 1.3% down. Important countries such as Egypt and Iraq and substantial consumers of heavy chicken breeds, are facing difficulties which directly reflect consumption. The market for Saudi Arabia and region reported stability.

Far East –  In Japan, local inventory of imported products remains under control, suggesting a degree of stability for future business. Demand post-Chinese New Year and the outbreak of avian influenza has reflected in more stable consumption. Export  volume was down 11.2% on 1Q12 although revenue rose 7.6%.

Europe – The scenario in 1Q13 was similar to previous periods: there are signs of some evolution in chicken sales although business involving turkey meat remains difficult due to oversupply and weak consumption. The Company’s focus remains on adding value especially for products comprising the Plusfood line. Volume and revenue  were 2.9% and 4.4% down, respectively, in relation to 1Q12.

Eurasia – In March 2013, the Ukraine suspended pork imports from Brazil alleging sanitary issues. On the other hand Russia, the largest market in the region operated with a certain degree of stability in 1Q13. In terms of growth, revenues were up 58.3% on higher volume of 36.1%.

South America – Growth was 77.4% in revenue and 46.6% in volume due to the acquisition of Quickfood, with its Paty brand, in Argentina in July 2012.

Africa and other countries – The highlight in Africa was the launch of a new line of Sadia-branded processed products in some of the principal markets in the region such as Angola, Ghana and Mauritius. Revenue growth was 13.7% against 8.1% lower volume.

DAIRY PRODUCTS

The Company continued to pursue the construction of the Batavo brand’s positioning in the market with the “thinking about your nature” campaign initiated in 2012. In addition, besides several launches of yogurt products, BRF introduced a further innovation, this time in the market for fruit juices with the launch of Batavo Hidra, representing an evolution in fruit juices. The product was launched in the first quarter in a test area, backed by a campaign on the free TV channels, social media, publicity in the leading news vehicles and through tasting events. The campaign shows Batavo Hidra  as a differentiated product, unique with milk whey nutrients which simultaneously deliver three benefits – refreshes, provides nutrition and hydrates.

In this context, it should be noted that the Company continues to air its “Cheese you ask by the brand and its Sadia“ campaign in the media.

The strategy for enhancing returns from the business through focusing on a higher value added product mix and lesser dependence on UHT milks is being executed as planned. As a result, we were able to record sales revenue of R$ 647.6 million, 0.3% over 1Q12, although volumes were down 16.5% in line with strategy. Average prices were up 20.1% due to the improved mix while average costs reported an increase of 14.5%.  In this context, the operating result amounted to R$ 28.8 million, equivalent to an operating margin of 4.4% against a negative 0.1% in 1Q12.

We continue our determined search for integration on all fronts, distribution centers, sales teams, manufacture and management, definition of the optimum size of the business, prioritizing results, improvement in execution and sustained growth - reaping the rewards in terms of first quarter margins and profits.

FOOD SERVICE

The first quarter 2013 was a challenging one for the food services market. The tendency for the increase in the consumption of meals away from home that has been the characteristic of the last few years suffered due to the decline in consumer confidence, the rise in food and beverage price inflation and greater personal debt levels inherent to the first few months of the year.

The principal fast food chains have reported no effective growth compared with the first quarter 2012. There was a fall in the number of transactions on a same store basis both for proprietary-owned operations as well as franchises. ABAD (Brazilian Wholesalers and Distributors Association) revealed that sales of distributors specialized in Food Services are declining on a monthly basis, albeit reporting effective growth compared with 2012.

With this year’s Carnival holiday period falling early in February, consumers extended their vacations, negatively impacting turnover at those establishments close to offices and business parks.

In spite of the adverse economic climate, we focused on improving the level of service to transformers, presenting growth of 3.5% in relation to the preceding year and reaching R$ 365.0 million on 14.7% lower volumes. Average prices were 21.2% higher against cost increases of 16.5%.

The highlight was a recovery in the segment’s profitability with a gain of 3.0 percentage points in the operating margin of 14.0%, justified by the equalization of the price cost ratio of items sold, reporting an operating result of R$ 50.9 million.

DOMESTIC MARKET	THOUSAND TONS			R$ MILLION
	1Q13	1Q12	% ch.	1Q13	1Q12	% ch.
In Natura	102	99	3	617	481	28
Poultry	72	66	9	393	273	44
Pork/Beef	30	33	(8)	224	208	8
Processed Foods	349	435	(20)	2,229	2,318	(4)
Others Sales	116	79	47	257	181	42
Total	567	613	(7)	3,104	2,980	4

EXPORTS	THOUSAND TONS			R$ MILLION
	1Q13	1Q12	% ch.	1Q13	1Q12	% ch.
In Natura	495	504	(2)	2,476	1,950	27
Poultry	428	437	(2)	2,040	1,538	33
Pork/Beef	66	68	(2)	436	412	5
Processed Foods	103	74	39	614	409	50
Other Sales	4	0	-	3	0	-
Total	602	578	4	3,093	2,359	31

DAIRY	THOUSAND TONS			R$ MILLION
	1Q13	1Q12	% ch.	1Q13	1Q12	% ch.
Dry Division	160	192	(17)	380	383	(1)
Fresh and Frozen Division	46	59	(22)	251	251	0
Other Sales	21	21	-	16	12	37
Total	228	273	(16)	648	646	0

FOOD SERVICE	THOUSAND TONS			R$ MILLION
	1Q13	1Q12	% ch.	1Q13	1Q12	% ch.
Total	49	57	(15)	365	353	3

TOTAL	THOUSAND TONS			R$ MILLION
	1Q13	1Q12	% Ch.	1Q13	1Q12	% Ch.
Total	1,445	1,521	(5)	7,209	6,337	14

Net Operating Sales

BRF reported net operating sales in the quarter of R$ 7.2 billion, a growth of 13.8% compared with 1Q12, the result of the post-merger repositioning of the brands and portfolios. This involved prioritizing the focus on innovation and the launch of several new products and categories contributing to enhanced revenue together with  planned organic growth of the operations of Quickfood acquired in Argentina. In addition, export performance improved with the gradual recovery in demand from the principal markets where the Company operates: the Middle East and the Far East both of which  oversupply in 2012. This successful strategy was instrumental in  offsetting the impact of the transfer of assets and the discontinuation of categories of some brands in 3Q12 as part of the agreement with CADE for complying with the  TCD.

Breakdown of Net Sales (%)

Breakdown by product and by market (Net Sales)

Cost of Sales (CPV)

The cost of sales increased 10.4% compared with 1Q12, reporting R$ 5.5 billion. Despite the increase, costs rose at a lesser rate than sales revenue, thus feeding through to an improved gross margin. The following items were largely responsible for cost increases: 1)  a spike in the cost of raw materials, more especially in corn in 4Q12 due to the hiatus between crops in Brazil, reflecting in the average cost of production of in-natura products in 1Q13 – principally poultry and pork meats for export; 2)  an increase in the items indexed to the foreign exchange rate: packaging, freight, vitamins; 3)  adjustment of production lines and productivity following asset transfers in accordance with the TCD; and 4) the application of the new freight regulations under the – “truck drivers’ law”.

Gross Profit and Gross Margin

Gross Profit amounted to R$ 1.7 billion, a year-on-year improvement of 26.3% with a gross margin rising by 2.3 percentage points from 21.2% to 23.5%. The gain in gross margin reflects the success in the management of measures adopted for repositioning the Company’s retail operations in the light of the TCD, savings in production costs and the gradual improvement shown in the leading international markets.

Operating Expenses

Operating results also had an impact on the quarter’s results, increasing by a 1.1 percentage point over 1Q12, an increase of 6.3% - but representing half the growth recorded for operating sales revenue.

Commercial expenses increased by 5.1% in spite of the investments in development of new lines and products (innovation), product launches and marketing campaigns. The relative participation of commercial expenses could have reported more significant gains had it not been for the impact of new freight regulations involving  the “truck drivers’ law” which entails an increase in variable commercial expenses on transportation logistics.

Administrative expenses and fees were 1.4% of net operating revenue, a proportionally greater increase over net sales and representing a rise of 20.1% over 1Q12 due to necessary non-recurring expenditures on the implementation of projects.

Other Operating Expenses

The increase of 62.5% in Other Operating Expenses is due to the pre-operational costs of new industrial units, accidents, and provision for tax contingencies.

Expenses with profit sharing are also classified under this item and recorded an increase in the light of improved operating results.

Result of Equity Income

Reflecting results reported from domestic and foreign subsidiaries, equity income increased by 30.9%, a gain of R$ 7.4 million in the result for the quarter, particularly thanks to the results from subsidiaries in Europe and Argentina.

Operating Result before financial expenses and Operating Margin

In the light of the comments above, the operating result before financial expenses was R$ 531.1 million in the quarter – 98.1% higher and representing an operating margin of 7.4% of net operating revenue over the 4.2% recorded in 1Q12. The increase of 3.2 percentage points reflects the improvement in performance of the principal segments: domestic market, food service, exports and dairy products with the amelioration of the impacts of the main sources of production cost.

Financial Result

Net financial expenses amounted to R$ 101.7 million in the quarter increasing by 35.8%, especially due to the increase in interest overheads due to higher gross debt and a reduction in remuneration on cash investments in reais.

In the light of the high level of exports, the Company conducts operations with the specific purpose of currency hedging. In accordance with hedge accounting standards (CPC 38 and IAS 39), the Company uses financial derivatives (for example: NDF) and non-derivative financial instruments (for example: foreign currency debt) for hedge operations and concomitantly, to eliminate the respective unrealized foreign exchange rate variations from the income statement (under the Financial Expenses line).

The use of non-derivative financial instruments for foreign exchange cover, continues to permit a significant reduction in the net currency exposure in the balance sheet, resulting in substantial benefits through the matching of currency liability flows with export shipments and therefore contributing to a reduction in the volatility of the financial result.

On March 31, 2013, the non-financial derivative instruments designated as hedge accounting for foreign exchange cover amounted to USD 533 million, and a proportional reduction in book currency exposure of the same value. In addition, the financial derivative instruments designated as hedge accounting according to the concept of a cash flow hedge for coverage of highly probable exports, totaled USD 966 million + EUR 150 million + GBP 43.3 million and also contributed directly to the reduction in currency exposure. In both cases, the unrealized result for foreign exchange rate variation was booked to shareholders’ equity, thus avoiding the impact on the Financial Expenses.

The Company’s net debt was R$ 7.2 billion, 1.9% more than reported for December 31, 2012, resulting in a net debt to adjusted EBITDA ratio (last twelve months)  of 2.4 times with a book currency exposure of US$ 388 million, a 6% increase.

		03.31.13		03.31.12
DEBT - R$ Million
	Current	Non-Current	Total	Total	% ch.
Local Currency	(2,198)	(1,821)	(4,019)	(4,143)	(3)
Foreing Currency	(494)	(4,792)	(5,286)	(5,628)	(6)
Gross Debt	(2,691)	(6,613)	(9,305)	(9,772)	(5)
Cash Investments
Local Currency	635	140	775	1,242	(38)
Foreing Currency	1,369	8	1,378	1,512	(9)
Total Cash Investments	2,004	148	2,152	2,753	(22)
Net Accounting Debt	(687)	(6,465)	(7,153)	(7,018)	2
Exchange Rate Exposure - US$ Million			(388)	(412)	(6)

Net debt / Adjusted EBITDA

Income Tax and Social Contribution

Income tax and social contribution totaled a negative R$ 73.0 million in the quarter – an increase of 81.4%, 17% of the pre-tax result for the quarter.

Participation of non-controlling shareholders

The result of R$ 2.2 million against R$ 0.3 million in 1Q12 recorded under this item relates to the consolidation of results from subsidiaries acquired in Argentina through Avex and from 3Q12, the incorporation of the results of Quickfood together with the results from the subsidiaries Al Wafi, Plusfood, among others.

Net Income and Net Margin

In the light of the Company’s improved performance, we were able to report a growth of 134.0% in net income which reached R$ 358.5 million in the quarter, a net margin of 5.0%, a growth of 2.6 percentage points in relation to 1Q12.

EBITDA

EBITDA - R$ Million	1Q13	1Q12	% ch.
Net Income	359	153	134
Income Tax and Social Contribution	73	40	83
Net Financial	102	75	36
Depreciation and Amortization	271	238	14
=EBITDA	804	506	59
Other Operating Results	58	32	81
Equity Accounting	(7)	(6)	-
Non Controlling Shareholders	(2)	(0)	-
=Adjusted EBITDA	853	532	60

The expenses net of Other Operating Results are shown in Explanatory Note 33. The disclosure of adjusted EBITDA is in line with what the Company has already informed in the presentation of the previous quarterly and /or annual results or in other publications released to the market.

Adjusted EBITDA

(R$ million)

Shareholders’  Equity

On March 31, 2013, Shareholders’ Equity stood at R$ 15.0 billion against R$ 14.6 billion on December 31, 2012, an increase of 3.0% and reflected in a 6.9% return on the annualized investment.

Capital Markets

BRF’s shares reported an appreciation of 5.7% for 2013 to date on the São Paulo Stock Exchange (BM&FBovespa). The Company’s ADRs  trading on the New York Stock Exchange also rose 4.7% in the same period. This contrasts with the negative variation of 7.5% of the Ibovespa, the stock index which incorporates the most liquid shares on the Brazilian exchange. The company’s market capitalization totaled R$ 38.9 billion, a growth of 23.8% in relation to 1Q12.

The Company reported its results at an Apimec (Association of Capital Markets Analysts and Investment Professionals) national meeting held in São Paulo and transmitted simultaneously in Brazil and overseas with the presence of the CEO, the CFO and the Vice Presidents for the business segments and part of the Company’s objective of fostering a broad-based discussion on the businesses and outlook. Several international conferences, meetings and conference calls were also held during the period.

Performance of BRF Shares X Ibovespa x NYSE

PERFORMANCE	1Q13	1Q12
BRFS3 - BM&F Bovespa
Share price - R$*	44.60	36.00
Traded Shares (Volume) - Millions	140.5	152.7
Performance	5.7%	(1.2%)
Bovespa Index	(7.5%)	13.7%
IGC (Brazil Corp. Gov. Index)	(0.1%)	14.0%
ISE (Corp. Sustainability Index)	0.2%	13.8%

BRFS - NYSE
Share price - US$*	22.11	20.01
Traded Shares (Volume) - Millions	107.6	152.7
Performance	4.7%	2.4%
Dow Jones Index	11.3%	8.1%
* Closing Price

Share Performance

ADR Performance

Financial Trading Volume

Average US$ 76.9 million/day, a year-on-year decline of 11% (12 months)

CORPORATE GOVERNANCE

BRF published its Annual Sustainability Report for 2012 prior to the Annual General Shareholders’ Meeting in line with best practices for the management of listed companies and guidelines of the Guidance Committee for Disclosure of Information to the Market (Codim). The document can be accessed from the Company’s website (www.brf-br.com/ri), by following the Investors/Financial Information/Annual Reports path.

The Company’s graphic project reflects BRF’s new visual identity and its logo with symbolism which transmits the corporate essence and global footprint, demonstrating energy, protagonism, cultivating bonds between people and interacting with the world.

The document incorporates economic, financial, social and environmental information, meeting the requirements of application Level A of the Global Reporting Initiative (GRI) guidelines and also including indicators for the food sector and reporting greater transparency.

On April 9, 2013, the Company held its Extraordinary and Annual General Meeting with a record quorum of 81.18%, deemed a success in the context of widely held companies. Among the matters approved were the alteration of the corporate denomination to BRF S.A., the results for 2012, the distribution of remuneration to the shareholders, the election of the Board of Directors and the Fiscal Council, the compensation of management and amendments to the Stock Option Plan.

In addition, approval was given to the distribution of supplementary dividends in the amount of R$ 45.3 million, to be paid out on April 30, 2013, corresponding to R$ 0.05205085 per share based on the free float as of this date (870,302,791 shares). Shares traded up to April 19, 2013 enjoy full rights to this remuneration.

Diffuse Control

Baseline: March 31, 2013

Number of Common Shares: 872,473,246

Capital Stock: R$ 12.6 billion

Rating

Fitch Ratings, Standard & Poor’s and Moody’s have all assigned an investment grade rating to the Company.

Novo Mercado

BRF signed up to the BM&FBovespa’s Novo Mercado Listing Regulations on April 12, 2006,  requiring it to settle disputes through the Market Arbitration Panel under the arbitration commitment  clause written into its bylaws and regulations.

Risk Management

BRF and its subsidiaries adopt a series of previously structured measures for maintaining the risks inherent to its businesses under the most rigorous control, details being shown under explanatory note 4 of the Financial Statements. Risks involving the markets in which the Company operates, sanitary controls, grains, nutritional safety and environmental protection as well as internal controls and financial risks are all monitored.

Relationship with the independent auditors

Pursuant to CVM Instruction 381 of January 14, 2003, the Company informs that its policy for engaging services unrelated to the external audit is based on principles which preserve the auditor’s independence. In turn, these principles are based on the fact that the independent auditor should not audit its own work, may not exercise managerial functions, should not advocate on behalf of its client or render any other services which are deemed as not permitted under the prevailing norms, in this way maintaining the independence of the work undertaken.

Pursuant to CVM Instruction 480/09, at a meeting held on April 29, 2012, management declares that it has discussed, reviewed and agreed the information expressed in the  revision report of the independent auditors and with the quarterly information for the quarter ending March 31, 2013.

SOCIAL REPORT

The Company is a major employer in the agro-industrial sector – more than 80% of its employees are located in small cities –, driving local economies and collaborating with the development of society. The corporate culture’s values and mission are beginning to be disseminated outside Brazil in line with BRF’s enhanced internationalization, thus preparing the Company’s executives to operate in an intercultural environment.

BRF’s human capital incorporates a universe of approximately 115 thousand employees, the Company adopting a policy of internal recruiting and decentralization of the selection process through the individual units. The principal purpose is to attract, select and direct manpower in accordance with profile and potential, hiring those aligned with BRF’s values. The practice is to prioritize candidates originating from the location where there is a vacancy. In the first quarter, 83% of the vacancies were filled by employees drawn from the Company itself.

Focus on Human Capital

BRF runs development programs for leaders in their various hierarchical levels, such programs including: Formation of Leaders; E-learning for Integration of Leaders; and Leaders Development Program – PDL. In the first quarter of 2013, the Company completed the BRF Performance Cycle which incorporates evaluations of feedback and the recording of the Individual Development Plans for Executives (PDI) to be followed by action plans for implementation in 2013.

Since January 2013, a further trainee program is underway with a group of 30, selected from a total of 19 thousand candidates. In August 2013, the Company will begin the selection process of participants for the 2014 program. A further selection process was begun for the BRF Interns Program, for which 259 vacancies have been open to make up intern numbers. The program now has a total of 466 active interns.

In the first quarter of 2013, the Training and Commercial Development area designed an Initial Formation in Sales course for the Dairy Products team. Some 250 salesmen are to undergo this recycling in addition to new hires. A further course for implementation is that of the Multipliers Formation aimed at this team’s supervisors. The Promoter Development Program was also implemented for approximately 800 promoters who have joined the company.

Additionally, BRF selected eight candidates for the Summer Project designed to identify young potential from the world’s most prestigious MBA schools and providing them with the opportunity to acquire professional knowledge in the Company’s strategic areas.

SSMA

The SSMA program shows significant progress from year to year. The accident Frequency Rate with time off work for example has shown a reduction of 77.7% since 2008. In 1Q13, the rate was 13.12% down on the same period in 2012. The objective is to reduce the rate by a further 5% on the result for 2012.

Stock Option Plan

The Company has granted a total of 6,372,427 stock options to 231 executives, the maximum vesting period being five years according to the Compensation Plan Regulations based on the shares approved on March 31, 2010 and amended on April 24, 2012 and April 9, 2013 at the Extraordinary and Annual General Shareholders’ Meeting. The plan contemplates the CEO, vice presidents, officers and others at BRF.

Added Value Distribution (R$ million)	1Q13	1Q12	ch. %
Human Resources	1,017	879	16
Taxes	912	864	6
Interest / Rents	382	421	(9)
Retention	359	153	134
Non-controlling shareholders	(2)	(0)	-
Total	2,668	2,317	15

BALANCE SHEET - R$ Million	03.31.2013	12.31.2012	var. %

Assets	30,387	30,772	(1)
Current Assets	10,970	11,590	(5)
Cash and cash equivalents	1,381	1,931	(28)
Financial investments	540	622	(13)
Accounts receivable	2,996	3,131	(4)
Recoverable taxes	919	965	(5)
Assets held for sale	23	23	0
Securities receivable	68	77	(12)
Inventories	3,192	3,019	6
Biological assets	1,319	1,371	(4)
Other financial assets	82	33	148
Other receivables	344	326	6
Anticipated expenses	106	92	15

Non-Current Assets	19,418	19,182	1
Long-term assets	3,671	3,723	(1)
Cash investments	53	74	(29)
Accounts receivable	11	11	(1)
Escrow deposits	389	365	7
Biological assets	440	428	3
Securities receivable	137	152	(10)
Recoverable taxes	1,138	1,142	(0)
Deferred taxes	670	725	(8)
Other receivables	737	732	1
Restricted cash	96	93	3

Permanent Assets	15,746	15,459	2
Investments	105	37	184
Property, plant and equipment	10,886	10,671	2
Intangible	4,755	4,752	0

Liabilities	30,387	30,772	(1)
Current Liabilities	6,899	7,481	(8)
Loans and financing	2,520	2,441	3
Suppliers	3,148	3,381	(7)
Payroll and mandatory social charges	439	426	3
Taxes payable	187	228	(18)
Dividends/interest on shareholders’ equity	2	160	(99)
Management and staff profit sharing	37	77	(51)
Other financial liabilities	171	253	(33)
Provisions	88	174	(49)
Employee pension plan	18	17	6
Other liabilities	288	324	(11)

Non-Current Liabilities	8,470	8,714	(3)
Loans and financing	6,613	7,078	(7)
Suppliers	158	38	316
Taxes and social charges payable	14	13	8
Provision for tax, civil and labor contingencies	857	761	13
Deferred taxes	25	28	(10)
Employee pension plan	294	286	3
Other liabilities	508	511	(1)

Shareholders’ Equity	15,018	14,576	3
Capital stock paid in	12,460	12,460	-
Capital reserves	76	70	9
Profit reserves	2,289	2,261	1
Other related results	(126)	(201)	-
Retained profits (losses)	359	-	-
Interest on shareholders’ equity	(28)	-	-
Treasury shares	(47)	(52)	(9)

Participation of non controling shareholders	34	38	(9)

FINANCIAL STATEMENTS
R$ million	1Q13	1Q12	Ch. %

Net Sales	7,209	6,337	13.8

Cost of sales	(5,512)	(4,994)	10.4
% of NS	-76.5%	-78.8%	230 bps

Gross Profit	1,697	1,343	26.3
% of NS	23.5%	21.2%	230 bps

Operating Expenses	(1,105)	(1,039)	6.3
% of NS	-15.3%	-16.4%	110 bps
Selling Expenses	(1,002)	(953)	5.1
% of NS	-13.9%	-15.0%	110 bps
Fixed	(561)	(548)	2.3
Variable	(441)	(406)	8.8
General and Administrative Expenses	(103)	(86)	20.1
% of NS	-1.4%	-1.4%	-
Honorary of our administrators	(5)	(5)	-
% of NS	-0.1%	-0.1%	-
General and administrative	(98)	(80)	21.6
% of NS	-1.4%	-1.3%	10 bps

Operating Income	592	304	94.5
% of NS	8.2%	4.8%	340 bps

Other Operating Results	(68)	(42)	63.0

Equity Income	7	6	17.0

Result before financial income	531	268	98.1
% of NS	7.4%	4.2%	320 bps

Net Financial Income	(102)	(75)	35.8

Pre-tax income	429	193	122.3
% of NS	6.0%	3.0%	300 bps
Income tax and social contribution	(73)	(40)	81.4
% of pre-tex income	-17.0%	-20.8%	380 bps

Net income before participation	356	153	133.1

Participation of non-controlling shareholder	2	0	-

Net Income	359	153	134.0
% of NS	5.0%	2.4%	260 bps

EBITDA	804	506	58.9
% of NS	11.1%	8.0%	310 bps
Adjusted EBITDA	853	532	60.3
% of NS	11.8%	8.4%	340 bps

Cash Flow - R$ million	1Q13	1Q12	Ch. %

Operating Activities
Result for the fiscal year	359	153	134
Adjustments to the result	511	798	(36)

Changes in assets and liabilities
Accounts receivable from clients	129	524	(75)
Inventory	(170)	(332)	(49)
Suppliers	(121)	-	-
Payment of contingencies	(24)	(51)	(53)
Interest payments	(129)	(127)	2
Payment of income tax and social contribution	(46)	(19)	142
Salaries, social obligations and others	37	(328)	-
Net cash provided by operating activities	546	618	(12)

Investment Activities
Financial investments	32	(27)	-
Acquisition of companies	(3)	(2)	38
Other investments	(55)	-	-
Acquisition of fixed assets	(419)	(448)	(6)
Acquisition of biological assets	(121)	(117)	4
Revenue from the sale of fixed assets	1	3	(67)
Intangible investments	(28)	(1)	700
Cash from (invested) investment activities	(593)	(592)	0

Financing activities
Loans and financing	(304)	176	(272)
Capital Reduction	(10)	-	-
Interest on shareholders' equity	(175)	(340)	(49)
Acquisitions of treasury shares	5	-	-
Cash from (invested) in financing activities	(484)	(163)	196

Currency variation on cash and cash equivalents	(19)	(25)	(24)

Net increase (decrrease) in cash held	(550)	(162)	240

Cash and cash equivalents at the beginning of the period	1,931	1,367	41
Cash and cash equivalents at the end of the period	1,381	1,205	15

The results for the 1st quarter of 2013 consolidate the BRF S.A. Companies.

All statements contained in this report with regard to the Company’s business prospects, project results and potential growth of its business constitute mere forecasts and were based on management’s expectations in relation to the Company’s future performance. These expectations are heavily dependent on changes in the market and on the country’s general economic performance, that of the sector and the international markets and, therefore, being subject to changes.

On July 13, 2011, the plenary session of the Administrative Council for Economic Defense- CADE approved the Association between BRF and Sadia S.A., subject to compliance with the provisions contained in the Performance Commitment Agreement – TCD signed between the parties concerned. These documents are available in the website: www.brasilfoods.com/ri

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   May 1, 2013

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director